July 20, 2010

VIA EMAIL

Ms. Louise Dorsey
Division of Corporate Finance
Office of Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lightstone Value Plus Real Estate Investment Trust, Inc.
       Form 8-K/A
       Commission file number: 333-117367

Dear Ms. Dorsey:

Lightstone Value Plus Real Estate Investment Trust, Inc. (the "Company") filed an S-11 registration statement ("Form S-11") on May 18, 2010. The Company has received a comment letter dated June 28, 2010 on the Company's Form 10-K for the Fiscal Year Ended December 31, 2009 (the "Form 10-K") and our Form 8-K filed on March 30, 2009 from the Division of Corporate Finance.

The Company is in the process of clearing the comments with the staff. Mr. Gordon within the Division of Corporate Finance informed the Company that it should seek approval from the Office of Chief Accountant regarding one of our responses to the letter.

Before discussing the comment and the Company's related response, the Company is providing background information regarding its pending Form S-11.

Pending S-11 Registration
On March 30, 2009, the Company acquired an interest in Prime Outlet Acquisitions Company ("POAC"). At the time the Company filed the Form 8-K disclosing the acquisition of the interest in POAC, the POAC audited financial statements were not available. The deadline to file the financial statements in a Form 8-K/A was due in June 2009. The Company did not file by the deadline and is still in the process of completing these required financial statements (see discussion below for further information regarding delay).

Since the Company is a delinquent filer, the Company was required to file an S-11 registration statement in order to issue shares under its Distribution Reinvestment Program after the filing of the Company's Form 10-K. This S-11 Registration statement was filed on May 18, 2010. The S-11 Registration is not yet declared effective as the Company is in the process of addressing the staff's comments. One of the comments as discussed below is regarding the timing of filing the delinquent Form 8-K/A financial statements. The Company is requesting the Office of Chief Accountant to permit the Form S-11 to be able to go effective prior to the filing of these delinquent financial statements. The discussion below provides details of the Company's efforts to complete these financial statements and other matters that have subsequently occurred related to the Company's interest in POAC.

Comment from the SEC Letter and Related Discussion

Mr. Gordon has recommended to the Company that the following question and response be provided to the Office of Chief Accountant to obtain approval.

Form 8-K Filed March 30, 2009

Division of Corporate Finance Comment:

We note in Item 9.01 you disclosed that required financial statements of Prime Retail Outlets Acquisition Company, LLC would be filed with the Securities and Exchange Commission by amendment to the Form 8-K no later than 71 days after the date on which the Form 8-K was required to be filed. In addition, you wrote in to the Office of the Chief Accountant requesting to file 3-14 financial statements instead of 3-05 financial statements and this request was denied requiring you to file the 3-05 financial statements. Please tell us why these financial statements have not been filed and when you plan to do so.

Company's Response:

The Company as part of meeting the SEC 8-K filing requirements hired external auditors to audit the financial statements of Prime Retail Outlets Acquisition Company, LLC ("POAC"). The Company is aware that the Form8-K/A with these 3-05 financial statements was due in June 2009 and dedicated internal and external resources to actively work on these financial statements so that the financial statements could be filed on a timely basis.

However, as part of preparing for the audit process, the Company realized that it had to reconstruct financial statements from 2003 and forward in order to properly reflect purchase accounting and the proper allocation of purchase price for acquisitions that had previously occurred. The reconstruction process started during July 2008 and required the Company to have external valuation consultants prepare independent purchase price allocations for multiple acquisitions that occurred over the years. Once the new allocations were completed and the auditors had a chance to perform their work associated with the allocation, the Company then needed to reconstruct all of its fixed asset ledgers and adjust the related depreciation from 2003 and forward. This reconstruction process took longer than expected due to the manual process of updating all assets in the ledgers for 18 outlet centers and then re running all the financial statements and making sure all accounts properly reconciled with support ledgers after adjustment. This process was not completed until after the initial filing deadline of June 2009. The audit is now substantially completed, but the Company still needs to complete the footnote disclosures in order to finalize the statements for filing.

While the Company was in the process of completing the audit, the Company entered into a definitive agreement in December 2009 to dispose of its POAC investment (the "Transaction"). The Company's accounting resources have been split between completing due diligence requests associated with the Transaction as well as completing the audit and related footnote disclosures for the 8-K requirements. We have utilized external resources to the point that we can and now need to rely on internal resources to complete the remaining portion of the work. Our limit on resources has delayed our progress on completing the 3-05 financial statements as the Company believed that meeting the requirements of the Transaction was in the best interest of our shareholders and their investment. The Company has dedicated many resources since July 2008 to complete these 3-05 financial statements. To date, the Company has spent approximately $3.9 million on external resources related to the completion of the audited financial statements plus has dedicated numerous internal staff to the project. In order to complete the financial statements, the Company expects to spend at least an additional $0.2 million on external resources plus additional internal staffing hours.

At this point, the Company expects the Transaction to be completed by the end of 2010. In light of the fact that the POAC investment is not expected to exist after 2010 and these financial statements are for the three year period ending December 31, 2007 and the nine months ended September 30, 2008 and 2007, the Company is requesting from the SEC a waiver for the historical financial statements filing requirement. The Company feels that these historical financial statements will not have any future benefit to our shareholders and the resources that would be used to complete the disclosure requirements could be allocated to complete the Transaction and other activities which could provide a benefit to our shareholders.

If you are unable to grant this waiver, the Company will file these financial statements no later than September 30, 2010. If the Company is still required to file the financial statements, the Company is requesting that the SEC permit the Company's Form S-11 to go effective prior to the submission of these financial statements so the Company can continue to pay a distribution in the interim to its shareholders.

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Thank you very much for your prompt review of these materials.

Please call me at (212) 616-9975 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

/s/ Donna Brandin

Donna Brandin
Chief Financial Officer and Principal Accounting Officer

CC: Mr. Daniel Gordon – Branch Chief
     Mr. Eric McPhee – Staff